Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 23- 2009

NOVEMBER 11, 2009
FOR IMMEDIATE RELEASE

AURIZON RECEIVES POSITIVE PRE-FEASIBILITY STUDY FOR JOANNA,
PROCEEDING TO FINAL FEASIBILITY

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that it has received a positive Pre-feasibility Study and is proceeding to final feasibility on its Joanna project.  Joanna is expected to create excellent synergies with Aurizon’s asset base in the prolific gold producing Abitibi region of Quebec and the proposed open pit operation has the potential in itself to increase Aurizon’s gold production by 60% to approximately 260,000 ounces per year.  Aurizon also continues to actively pursue merger and acquisition opportunities that would also be accretive to shareholder value.

The Pre-feasibility Study was prepared by BBA Inc., Montreal, Quebec (“BBA”) with contributions from other leading engineering firms and consultants, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects as defined by (“NI 43-101”) and highlights are summarized below:

Assumptions
Gold Price (US$/oz)	825
Canadian $ to US$ rate	1.10
Fuel price (C$/litre)	0.70
Mineral Reserves Hosco Mineral Reserves (million ounces)	1.0
Mine Parameters
Ore milled
Mine plan tonnage (million tonnes)	23.6
Mine plan grade (grams/tonne)	1.31
Stockpile grade tonnage (million tonnes)	2.4
Stockpile grade (grams/tonne)	0.35
Waste to ore ratio	3.8:1
Production rate (annualized tonnes per day)	8,500
Estimated gold recovery (%)	86.8
Total gold recovered (ounces)	887,000
Pre-production period (years)	1.5
Mine life (years)	8.3
Average annual gold production (ounces)	110,000
Costs
Pre-production capital ($ millions)	187
Initial site restoration ($ millions)	5
Sustaining capital and restoration ($ million)	31
Cost per tonne milled ($/t)	16.25
Average operating cash cost per ounce (US$/oz)	434
Average total cash cost per ounce (US$/oz)	455
Financial Return
Payback from start of production (years)	3.9
Internal Rate of Return (before tax)	14.4%
Net present value, pre tax, 5% discount ($ millions)	74

(All dollar figures expressed in Canadian dollars, except where indicated)

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

At the prevailing gold price as of November 6, 2009, of US$1,090 per ounce and a Canadian to U.S dollar exchange rate of 1.07, Aurizon has determined that the pre-tax NPV increases to $249 million at a 5% discount rate and the pre-tax IRR increases to 31.8%.

The study was prepared as a stand-alone project, relating solely to the mineral reserves located on the Hosco deposit, and accordingly does not take into account any of the mineral resources contained in the Heva deposit, which also forms a significant part of the Joanna Project.  The Pre-feasibility Study also does not take into account all the synergies which would be anticipated from Aurizon’s ability to utilize its milling facilities, management and infrastructure at Casa Berardi to improve the economics of the Joanna Project; nor does it consider the excellent exploration potential within Aurizon’s large land position surrounding the Hosco deposit.  These matters will be addressed in the final feasibility study, which has now been commissioned and is expected to be completed in the fourth quarter of 2010.

“We are very pleased to release the Pre-feasibility Study on the Hosco deposit.” said David P. Hall, President and Chief Executive Officer.  “Due to the dedication and diligence of Aurizon’s technical team and consultants, we have been able to deliver this study within just three years of optioning the property and we are proud to see Joanna progress as the next step in our strategic growth profile, creating shareholder value through successful exploration and development while continuing to seek out other worthwhile opportunities for growth.”

The delivery of the Pre-feasibility Study completes the first stage of Aurizon’s Continuous Development Program at Joanna, aimed at advancing the Joanna Project to commercial production, by demonstrating an economic, environmental and social gain, while mitigating the technical, financial, and environmental risks of the Project.

As mineral reserves could be affected by permitting and social acceptance issues, Aurizon held 35 meetings prior to the completion of the Pre-feasibility Study with various stakeholder groups and has incorporated most of their views and recommendations into the current study or as recommendations to be addressed in the final Feasibility Study.

A contract has been awarded to BBA to complete a final Feasibility Study by the fourth quarter of 2010.  Discussions with stakeholders will resume in order to ensure that the final Feasibility Study will integrate their views with a view to providing economical, environmental and social gains for all concerned parties.

You are encouraged to carefully read the section of this news release entitled “Forward Looking Statements and Information” below.

ADVANTAGES AND OPPORTUNITIES OF JOANNA PROJECT

Matches Aurizon’s growth strategy:

•

The Joanna project is located in north-western Quebec, a pro-mining jurisdiction, with well defined   environmental and social legislation and controls.

•

The project is located along a prolific geological belt, the Abitibi gold belt and, more specifically, along the Cadillac fault which hosts the Noranda, Doyon-Laronde, Malartic and Val d’or camps.

•

Existing infrastructure crosses the property, including: a main highway located 950  metres south of the future mine site; 120 kV  hydro power lines located 2.5 kilometres  north of the future mine site; and a natural gas pipe line passes 930 metres south of the future mine site.

•

A pool of experienced workforce and suppliers is available from the city of Rouyn-Noranda, located 20 kilometres west of the project.

•

Proximity to Aurizon’s Casa Berardi mine, also located in the Abitibi region, is anticipated to assist in optimizing the management of both operations.

•

Excellent exploration potential within Aurizon’s large land position surrounding the Hosco deposit.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Potential synergies with Aurizon’s Casa Berardi operation:

•

Synergies in the treatment of the flotation concentrates at Aurizon’s Casa Berardi mine operation that have not been included in the Pre-feasibility Study.  They  are as follows:

•

Metallurgical testwork, utilizing the gold recovery process planned for the Joanna flotation concentrate, is currently being performed also on the Casa Berardi ore.   Sharing some of the ore processing facilities for Joanna and Casa Berardi could improve the economics of both operations, reducing capital and operating costs.

•

Testwork and technical studies are currently in progress at Casa Berardi, with the objective of reducing restoration costs.  Results of these studies will be integrated and applied to the Joanna concentrate tailings pond design in the final Feasibility Study.

•

Sharing of the concentrate tailings pond management with Casa Berardi could also significantly improve the economics of the Joanna project.

Upside potential to be considered in the Feasibility Study:

•

The Pre-feasibility Study lays out an initial start-up plan for the Joanna Project and is based only on the  Hosco deposit which contains measured and indicated mineral resources of 1.3 million ounces of gold (as described in the attached Appendix).  In addition, the Heva deposit of the Joanna project contains measured and indicated mineral resources of 257,000 ounces of gold and the Joanna project (Hosco + Heva) contains inferred mineral resources of 1.3 million ounces (see news release of March 11, 2009).

•

In order to increase the upside of the property outside of the planned pit, Aurizon has commenced a $2.0 million exploration and infill drilling program on the property. Two surface rigs are currently active, while a third one is expected to be added before year end. The results of this program may be incorporated into the final Feasibility Study.

•

Infill drilling is testing the potential extension of the existing pit along the east, west and dip extensions.

•

Infill drilling will also test the potential of a small satellite pit, west of the Hosco deposit, located 700 metres west of the planned  pit location, where historical holes returned grades of up to 1.8 grams of gold per tonne over 41.5 metres.

•

Exploration drilling will test the newly discovered vein system, located on surface along the Alexandria option property, 300 metres to the south-east of the future mine site.

•

Exploration drilling will test geophysical and geochemical targets defined in the summer exploration program in an area of 1.5 kilometres surrounding the future mine site.

Upside potential of a rising gold price environment:

•

A C$100/oz increase in the gold price results in an increase of approximately 7.3% in the pre-tax IRR.

Strong financial position expected to assist in the funding of the Joanna project

•

While financing of future development of the project is still under consideration, the Company could finance future development costs internally from existing cash balances and expected future cash flow.

•

Aurizon intends to secure the purchase of used major equipment prior to the completion of the Feasibility Study.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Conference call

Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, November 11, 2009 at 12:00 p.m. Pacific Standard Time (3:00 p.m. Eastern Standard Time) to review the results of the Pre-feasibility Study.  You may access the call by calling the operator at 1-647-259-3568 or toll free access at 1-877-974-0446 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2884860.  Those who wish to listen to a recording of the conference call at a later time may do so by calling 416-640-1917 or
1-877-289-8525 (Passcode 4182700#).  This playback version of the call will be available until Wednesday, November 18, 2009.

Additional Information

The Pre-feasibility Study will be posted on Aurizon’s website at www.aurizon.com  and on SEDAR www.SEDAR.com at within a 45 day period following this news release.  Further details of the Pre-feasibility Study are attached as an Appendix to this news release.  All other material information previously released on the Joanna project is also available on the Aurizon website.

The Pre-feasibility Study presented to Aurizon was supervised by Patrice Live, Eng., Mining Manager, of BBA, an appropriately qualified person as defined by National Instrument 43-101.  The technical and scientific information contained in this news release has been reviewed by Mr Live and Mr. Ghislain Fournier, Eng., General Manager, Technical Services of Aurizon and also an appropriately qualified person as defined by National Instrument 43-101.  In addition, all of the qualified persons mentioned in the Appendix to this news release have also reviewed the technical and scientific information contained in the news release.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Executive Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media:  Valerie Lacasse : vlacasse@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  Specifically, this news release contains forward-looking statements regarding the results and projections contained in the Pre-Feasibility study of the Joanna Gold Project, including estimated mineral resources and reserves, the expected mine life, recovery, capital costs, cash operating costs and other costs and anticipated production of the described open pit mine, the achievement of synergies with Aurizon’s Casa Berardi operation and associated reductions in costs and optimization of management, the inclusion, incorporation or integration of the results of certain studies and exploration activities in a Feasibility Study, the purchase of used major equipment, the projected internal rate of return, commercial production of the property, pit design, pit operation design and production, the projected payback period, the availability and source of capital for development of the project, sensitivity to metal prices, ore grade, the resource estimates on the project, the financial analysis, the completion of a feasibility study on the Joanna Gold Project, and the timing of commencement and completion of such a study, timing of discussions with stakeholders and expected drilling activities, and the business and operations of Aurizon generally, including the success of Aurizon’s planned growth strategy and increased annual gold production profile, Aurizon’s future cash flow and timing and expectations of future work programs.  The forward-looking information contained in this news release is made as of the date of this news release and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain factors and assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, that the supply of gold will remain stable,  that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms, that the Company is able to procure used major equipment in satisfactory condition and on a timely basis, that the expected synergies with the Company's Casa Berardi operation are feasible, the Company is able to achieve those synergies and that the Company's Casa Berardi operation continues during the life of mine of the Joanna project (if any), that the results of certain studies and exploration activities are positive, that the discount and exchange rates and other variables used in determining the projected internal rate of return, payback period and other financial return information in the Pre-feasibility Study are reasonable, that the Company receives regulatory and government approvals on a timely basis, that cost estimates used in the Pre-feasibility Study are reasonable, that the Company's existing cash balances and expected future cash flow are sufficient to finance future development of the Joanna project and that estimated future capital requirements for the Company's other projects and operations are accurate, that stakeholders are willing and able to participate in discussions with the Company on a timely basis, that estimates of future gold production from the Company's other operations are accurate, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which are beyond Aurizon’s ability to predict or control and which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured”; “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release uses the term” measured” and “indicated” mineral resources.  U.S. readers and investors are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

APPENDIX

TECHNICAL INFORMATION RELATED TO THE
PRE-FEASIBILITY STUDY OF THE JOANNA PROJECT

The Pre-feasibility Study lays out an initial start-up plan for the Joanna Project, and has been built around the mineral reserve located on the Hosco deposit.   Risks raised in the Preliminary Assessment Report, dated May 22, 2008, also prepared by BBA (the “Preliminary Assessment Report”) have been addressed and include an updated ore processing flow sheet, which will improve metallurgical recoveries.

Geology

The Joanna project is located 20 kilometres east of Rouyn-Noranda, north-western Quebec.  Major gold deposits are usually located in the immediate vicinity of the Cadillac Break, and centered in different mining camps situated approximately 20-30 kilometres apart.  The Joanna property represented a void in that sequence.

The Hosco deposit is a finely disseminated sulphide deposit with minor quartz veining located within a sedimentary basin on both side of a branch of the Larder Lake Cadillac fault.  The mineralized corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralized zones within that corridor dip by 50o to 65o to the north with a westerly plunge.

At the Hosco deposit, between 1948 and 1949, an exploration shaft was sunk accessing the upper part of the deposit, from which 45,872 tonnes grading 6.58 grams per tonne was extracted from 9 shrinkage stopes.

Following the acquisition of the Joanna project, Aurizon carried out surface diamond drilling which defined large mineralized zones.  Aurizon then evaluated the potential to mine lower grade and higher tonnage material with different mining methods including by open pit.  This study was followed by infill drilling with the objective of confirming the grade and continuity of the new mineral resources.

Mineral reserves and resources

Mineral resources included in the Pre-feasibility Study were updated from the previous resource estimate completed earlier this year (“Resource modelling and estimation update for the Joanna gold deposit” prepared by SGS Geostat Ltd., dated April 7, 2009).  The new resource model incorporates the latest drill hole information on the property completed in 2009, new assay intervals, revised overburden depth information, new mineralized envelope and a block solid size compatible with the proposed mining plan of 8 metres (E-W) x 5 metres (N-S) x 8 metres (Depth).  Mineral reserves and resource estimations have been classified in accordance with NI43-101.

Additional technical information can be found in the “Technical Report – Resource modeling and estimation update for the Joanna gold deposit” prepared by SGS Geostat Ltd., dated April 7, 2009, which can be found under Aurizon’s profile on www.sedar.com, as well as on the Aurizon website.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

HOSCO DEPOSIT MINERAL RESOURCES AND RESERVES
	Tonnes	Grade Grams/tonne	Gold Ounces
(Based on a cut-off grade of 0.5 g/t gold)			In situ	Recovered
In situ measured mineral resources	19,530,000	1.37	859,000
In situ indicated mineral resources	10,550,000	1.26	427,000
Total in situ mineral resources	30,080,000	1.33	1,286,000
Diluted mineral reserves	23,650,000	1.31	995,600	864,000
Low grade stockpile (0.3 – 0.5 g/t gold)	2,400,000	0.35	27,000	23,000
Total mineral reserves	26,050,000	1.22	1,022,600	887,000

Notes:

CIM definitions were followed for mineral resources.

Mineral resources which are not mineral reserves have not demonstrated economic viability

Measured and indicated mineral resources are reported to a depth of 300 metres and at a cut off grade of 0.5 grams of gold per tonne.

Historical production of 9,700 ounces has not been subtracted from indicated and measured resources.

In addition, inferred mineral resources are estimated at 20.8 million tonnes at 1.2 grams of gold per tonne for 796,000 ounces.  SGS Geostat constructed the block model, using mineralized envelopes, at a minimum cut off grade of 0.2 grams of gold per tonne and a bulk density of 2.66 tonnes per cubic metre.

Only measured and indicated resources were used for the open pit mining plan.  A dilution factor of 5.1% at 0.23 grams of gold per tonne has been calculated on the basis of the block size, while the mining recovery was estimated at 97%.

Diluted mineral reserves are estimated at 23.6 million tonnes at 1.3 grams of gold per tonne for 995,600 ounces. In addition, a low grade stock pile of 2,400,000 tonnes averaging 0.35 grams of gold per tonne, containing 27,000 ounces will be processed at the end of the mine life, eliminating the long term risk for arsenide leaching on the stock pile. Total gold recovered amounts to 887,000 ounces.

Project Assumptions and Parameters

Gold price (US$/oz)

825

Exchange rate (C$/US$)

1.10

Wages and benefits

2008 Canadian Survey and internal database

Fuel price (C$/litre)

0.70 (pit) and 0.85 (transport off-site)

Labour force

164

Net smelter royalty

2%

Discount factors have been applied to supplier’s quotes obtained for certain new equipment, based on the current availability and market prices of comparable used equipment.  This results in a 7% reduction in the projected Capital Costs for the project.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Open Pit Mine Operation

Mining sequence

3 phases

Waste

(million tonnes)

78.1

Overburden (million tonnes)

9.6

Waste to ore ratio

3.81 :1.0

Annual tonnage

(million tonnes)

13 (year 1 - 2), 17 (year 3 - 6), 6 (year 7 - 8)

Production rate

(tonnes per day)

8,500

Inter-ramp pit slope

49 [o] -53[o]

Geotechnical safety berm

15 metres at every 120 metres vertical height

Pit size

length (1,200 metres), width (540 metres), depth (240 metres)

The open pit operation will be designed to support an average daily production rate of 8,500 tonnes,
7 days a week, 365 days per year.  Initial production is expected to be established from a smaller starter pit and will be extended in two additional push backs.  The zone is covered by 6 to 15 metres of silt and clay overburden.  The waste to ore ratio will average 3.81 over the life of mine with a maximum of 5.3 in year 3.

The pit was designed with a triple benching arrangement, including a 15 metre geotechnical safety berm at every 120 metres vertical height.  Based on the results of rock mechanics studies, the recommended inter-ramp pit slope will be 53° for the hanging wall (north) and 49° for the west and east sectors and the footwall (south).

The ore will be trucked to surface using the ramp, crushed and conveyed to the processing plant.

Surveillance programs will be developed to monitor environmental performance including the impact on surface and ground water, noise, dust, vibration, and visual aspects.

Proposed equipment

The fleet of equipment will include four to nine 100 short ton class haulage trucks, depending of the mining phase, two drill rigs, two hydraulic excavators, one front-end loader, two dozers, one motor grader, one backhoe excavator and six service trucks and auxiliary equipment.

Ore processing

Milling on-site at Joanna	Crushing, grinding, gravity, and flotation.
Milling off-site at Casa Berardi	Fine grinding, atmospheric oxidation and leaching
Average recovery (life of mine)	86.8%
Tailings ponds (two)	96% of tonnage at Joanna with low environmental risk (no cyanide, low sulphide) 4% of tonnage at Casa Berardi (arsenide leaching and acid drainage potential)
Milling rate	8,500 tonnes per day (annualized average rate)
Mill availability	93%

At Hosco, gold is associated with sulphides, mostly arsenopyrite.  As the material is partially refractory, the selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable.

Processing of the ore consists of oxidation before cyanidation of a flotation concentrate.  An evaluation comparing conventional pressure oxidation and sulphide oxidation at atmospheric pressure led to the selection of the atmospheric  process as the preferred method of oxidation for the Hosco ore.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

This process uses fine grinding technology to render the ore amenable to sulphide oxidation at atmospheric pressure and high temperature. The fine grinding of the particles and high amount of tension cracks creates multiple sulphide surfaces available for the oxygen to react. This speeds up the kinetics, allowing the reaction to be self sustaining at a lower temperature and therefore operate at atmospheric pressure. The major advantage of this process is that the lower temperature and pressure allows a significant reduction in the capital construction costs.

BBA has evaluated various options for processing, either all the ore or just the flotation concentrate, at various third party off-site facilities.  The impact of potential synergies was evaluated on an economic, social and environmental basis.

The option of processing Joanna’s flotation concentrate at Casa Berardi was retained for the Pre-feasibility Study.  Transportation costs of the concentrate are mitigated by the synergy provided by a corporate tailings management strategy whereby high sulphide and arsenic tailings are disposed in one common tailings disposal facility at Casa Berardi.

Crushing, grinding, gravity and flotation will be performed on site at Joanna. Concentrate will be trucked to Casa Berardi where oxidation and carbon in pulp leaching (“CIP”) will be performed.

Metallurgical testwork, performed by SGS Lakefield Research (SGS), indicates that the addition of a fine grinding and oxidation circuit prior to leaching increases the projected overall gold recovery to 86.8%.

Following meetings with stakeholders held prior to the completion of the Pre-feasibility Study, the final Feasibility Study will review, in greater depth, the impact of transporting the concentrate to Casa Berardi versus treatment and disposal of all the tailings at the Joanna site.

Tailings ponds

As the project is located at a watershed divide, 3 kilometres west of an esker and adjacent to a protected land area, Roche Ltd (“Roche”) recommends the construction of two tailings ponds. Approximately 96% of the tails containing low sulphide, low arsenide and no cyanide will be disposed of at Joanna.  A small tailings pond containing about 4% of the tails composed of the arsenide and sulphide rich concentrate will be disposed of at Casa Berardi.

Proposed surface infrastructure

All the infrastructures have been clustered and designed to minimize the footprint with the objective of reducing the impact to the corridor of biodiversity, and include recommendations from the stakeholders received prior to the completion of the Pre-feasibility Study.

At Joanna, the proposed mine infrastructure incorporates the following:

•

A crusher and a mill complex including grinding, flotation, and filtration circuit;

•

A garage complex and associated services and administration offices;

•

Electrical distribution installations;

•

Pit dewatering system, surface water management and treatment;

•

Access road to the site from Highway 117;

•

The waste dumps will cover 120 hectares with a maximum height of 60 metres. To mitigate arsenide leaching or acid drainage hazards, two piles will be built. The first one with very low arsenide content will represent 80% of the material, while the second one will contain the higher arsenide material. A safety ditch will be excavated surrounding both piles to recover run-off water;

•

The temporary overburden dump will have a maximum height of 20 metres. This material will be used at the end of the operation to cover the waste pile and the tailings pond at Joanna;

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

•

The tailings pond complex will cover 270 hectares with a maximum height of 17 metres, including the tailings disposal pond and process water pond. All the dams will be constructed during the preproduction period.

At Casa Berardi, the proposed mine infrastructure incorporates:

•

A mill complex including fine grinding, oxidation and leaching (CIP) circuit;

•

Modification to the existing gold room;

•

A new tailings pond, covering 11.8 hectares, for leached concentrate.

Restoration

A total of $12.6 million has been provided to restore the Joanna site and tailings pond at Casa Berardi. This includes a provision of $5 million that will be funded before the production phase to cover the costs of reclaiming 100% of the footprint generated by the disposal piles resulting from pre-stripping and dam construction. A progressive restoration approach will be implemented for the remainder of the mine life.

At Joanna, the overburden disposal area will be reclaimed, being used as capping material to revegetate waste and tailings disposal sites. Both piles will be landscaped in conformity with the regional topography. In addition, following discussion with stakeholders, the Pre-feasibility considers creating a lake by diverting existing creeks surrounding the project, thereby creating a new ecosystem upstream of the watershed.

At Casa Berardi, the tailings pond will be restored using a multi layer approach, which will isolate the contaminants from the environment.

Project master schedule

The Project master schedule estimates that the pre-stripping and mine site infrastructure should be completed within an 18 month period following the completion of the Feasibility Study, the environmental impact study, the public hearing and permitting.

Pre production Capital costs

Surface infrastructure	$ millions
Joanna Ore processing mill (crushing, grinding, gravity, flotation, cleaning)	76
Casa Berardi Ore processing (fine grinding, oxidation)	27
Mine site infrastructure	12
Tailings disposal	8
Mine equipment	18
Pre-stripping	9
Total Direct Costs	150
Indirect costs
Owner, EPCM and Detailed engineering - 12%	18
Contingency on direct and indirect cost - 11%	19
Total:	187

Aurizon has not yet entered into commitments for long-lead items and, as such, the level of the capital costs estimate is within ±25%. As the project has an initial life of mine of 8.3 years, BBA recommends the purchase of reconditioned equipment, where applicable.

Total capital costs are estimated at $187 million including $150 million of direct cost.  Owner costs, EPCM and detailed engineering have been estimated at 12%.  An average contingency of 11% has been provided on direct and indirect costs.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Sustaining capital expenditure over the operation’s mine life is estimated at $31 million including the purchase of additional equipment and tailings pond management.

Operating costs $/tonne milled Mine 7.00 ($1.75/tonne mined) Transport 0.95 Mill 7.57 (Joanna-$5.36/tonne, Casa Berardi-$2.21/tonne) Administration 0.73 Total: 16.25

The life of mine average cash cost, before royalties, is estimated at US$434 per ounce, using a Canadian $ to U.S. $ exchange rate of 1.10.

Operating costs and blasting costs are based on supplier’s budgeted prices and a fuel price of $ 0.70 per litre.  Average salaries are based on the 2008 Canadian Mine Salaries and Wages Survey results for similar size mining operations.

SENSITIVITY ANALYSIS

	% Change in Value	Variation	Internal Rate of Return
	+ 10%	US$908	21.0%
Gold price - base case	-	US$825	14.4%
	- 10%	US$743	6.8%
	+ 10%	1.21	21.0%
Exchange rate - base case	-	1.10	14.4%
	- 10%	0.99	6.8%
	+10%	0.77	14.0%
Fuel – base case	-	0.70	14.4%
	-10%	0.63	14. 7%
	+5%	91.1%	17.8%
Metallurgical recovery – base case	-	86.8%	14.4%
	-10%	78.1%	6.8%
	+ 15%	US$499	8.7%
Cash operating costs/ounce - base case	-	US$434	14.4%
	- 15%	US$369	19.3%
	+15%	$216M	9.8%
Capital costs - base case	-	$188M	14.4%
	-15%	$160M	20.1%

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

STAKEHOLDER SENSITIVITY ASSESSMENT

Prior to the completion of the Pre-feasibility Study, individual meetings and dialogue workshops, resulted in a total of 177 proposals and comments which have been integrated within specific recommendations included in the Pre-feasibility Study, and which will be addressed during the Feasibility Study.  All comments were considered while the most sensitive comments were as follows:

Open pit operation

•

Potential impact on water table and private wells caused by vibration will be reduced by the implementation of a continuous monitoring system.

•

Impact of noise will be reduced by the use of noise barriers.

•

Impact of dust will be reduced by the use of dust suppressants on roads, profiling of waste rock piles according to prevailing winds, and maintaining humid tailings and spruce screens to collect dust.

•

Visual impact will be reduced by using the natural landscape and with preservation of large trees on the extremity.

•

Simulation and monitoring systems will be implemented for the benefit of stakeholders.

Water management

•

Potential impact on water wells caused by water contamination risks will be reduced by the installation of monitoring wells and a follow up of the underground water flow and quality.

•

While the project is located at the watershed divide, the infrastructure is located within the same drainage basin. While the esker located east of the project is part of the contingency plan for the Rouyn Noranda community, the project is located downstream within a different watershed.

•

As the waste pile might have a risk of arsenide leaching, a water diversion canal will be excavated surrounding the pile where a water treatment plant can be installed if required.

Road traffic

•

As the access road to the project is located at the top of a small hill, the entrance road to the property will be reviewed.

•

The Feasibility Study will address the global impact of transportation between the two sites on traffic and on the public road system.

Proximity of the biodiversity reserve

•

Joanna is located within a peat bog area between the Aiguebelle biodiversity reserve and the Vaudray Joannes protected land area, both being linked  by a wide corridor of biodiversity expressed by a north south trending esker, east of the proposed project, which represents a source of fresh water.

•

Based on the discussions with stakeholders, the restoration plan should envisage compensating the loss of the humid area by improving knowledge with respect to the underground water source of the esker and therefore securing the corridor of biodiversity located east of the property.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

RECOMMENDATIONS FOR FEASIBILITY STUDY

BBA recommends that the following studies be performed in the preparation of the Feasibility Study.

Permitting

•

Initiate permitting process, including resuming meetings with stakeholders.

Capex

•

Advance the detailed engineering and optimise certain critical areas of mill, plant and infrastructure.

•

Secure purchase of major equipment components.

Mineral resources

•

Increase mineral resources through drilling outside of the Hosco pit.

Mining

•

Review of cut-off grade strategy for marginal grade material.

•

Update of mining plan with satellite deposits following completion of additional drilling.

•

Evaluate the possibility of contract mining.

Technical parameters

•

Confirming geotechnical and hydrogeological parameters.

Metallurgy

•

Confirming metallurgical recovery.

•

Pre pilot test for flotation and oxidation.

•

Pilot test for the whole process (8 tonnes) using samples taken from drill core.

•

Detailed study of off site versus on site milling options.

Restoration

•

Complete a block model on the arsenic content of the waste material.

Quality Control

Mineral reserve and resource estimates, implementation and the quality control program for the Joanna project are supervised by Ghislain Fournier, Eng., General Manager, Technical Services of Aurizon Mines Ltd., and a Qualified Person under National Instruments 43-101.  Additional technical information can be found in the “Technical Report – Resource modeling and estimation update for the Joanna gold deposit” prepared by SGS Geostat Ltd., dated April 7, 2009, which can be found under Aurizon’s profile on www.sedar.com, as well as on the Aurizon website.

Aurizon Mines Ltd.
November 11, 2009
Aurizon Receives Positive Pre-Feasibility Study for Joanna, Proceeding to Final Feasibility

Qualified Persons for Pre-feasibility Study

The Pre-feasibility Study was prepared by leading independent industry engineering firm and consultants, all Qualified Persons under National Instruments 43-101, with the collaboration of the Aurizon technical Group.

BBA Inc. Patrice Live, Eng. Mining Manager (mineral reserve, pit design, mine planning, mining operating and capital cost, financial analysis, stakeholder meeting) and Angelo Grandillo, Eng. (metallurgical testworks, ore processing, milling operating and capital cost).

Golder, Luiz Castro, Ph. D., P. Eng. (rock mechanic, mining pit slopes, geotechnical study).

Roche, André Vachon, M.Sc. vice president (environment, restoration, operating and capital cost estimates, stakeholder meetings).

SGS-Geostat Ltd., Michel Dagbert. Eng. (mineral resources).